SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders

Preferred Income Opportunity Fund Incorporated

Meeting of Shareholders

On April 27, 2001, the Fund held its Annual Meeting of Shareholders (the "Meeting") to (1) elect two Directors of the Fund ("Proposal 1") and (2) ratify the selection of PricewaterhouseCoopers LLP as independent accountants for the Fund for the fiscal year ending November 30, 2001 ("Proposal 2"). The results of each proposal are as follows:

Proposal 1: Election of Directors.

Name For Withheld

Common Stock

Robert F. Wulf 6,439,889 126,312

Preferred Stock

Donald F. Crumrine 650 --

Martin Brody, Robert T. Flaherty, David Gale and Morgan Gust continue to serve in their capacities as Directors of the Fund.

Proposal 2: Ratify the selection of PricewaterhouseCoopers LLP as independent auditors.

For Against Abstained

Common Stock and Preferred Stock

(voting together as a single class)

Voted 6,418,922 19,771 128,157